Cable TV Fund 14-A, Ltd. - SC 14Dl

	  Document
		Base
		Cover Page
		Security and Subject
		Identity and Background
		Past Contacts
		Source and Amount of Funds
		Purpose of Tender
		Interest in Securities
		Contracts and Arrangements
		Persons Retained
		Financial Statement of Bidder
		Additional Information
		Exhibits Filed
		Signatures
		Exhibits
		Exhibit Index
		Additional Exhibits
		Additional Exhibits
		Additional Exhibits
		Additional Exhibits

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
------------------------------
SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934
-----------------------
Cable TV Fund 14-A, Ltd.
(Name of Subject Company)

Madison Liquidity Investors 104, LLC
(Bidder)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

   Copy to:
Ronald M. Dickerman                             Lance D. Myers, Esq.
Madison Liquidity Investors 104, LLC    Cullen and Dykman
P.O. Box 7461                                   177 Montague Street
Incline Village, Nevada 89452                   Brooklyn, New York
									11201
(212) 687-1899                                  (718) 780-0048

	(Name, Address and Telephone Number of
	Person Authorized to Receive Notices and
	Communications on Behalf of Bidder)

Calculation of Filing Fee
Transaction Amount of Valuation
$3,643,200.00

Filing Fee
$728.64

For purposes of calculating the filing fee only. This amount assumes the purchase of 15,840 Limited Partnership Interests
("Units") of the subject company at $230.00 in cash per Unit.

[   ]   Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

CUSIP NO. None          14D-1                   Page  1  of  3  Pages

1. Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

Madison Liquidity Investors 104, LLC
134022656

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [   ]
(b) [X]

3. SEC Use Only

4. Sources of Funds (See Instructions)

WC, PF and OO

CUSIP NO. None          14D-1                   Page  2  of  3  Pages


5.      Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(e) or 2(f)
   [   ]

6.      Citizenship or Place of Organization
Delaware

7.      Aggregate Amount Beneficially Owned by Each Reporting Person
	7,838   Madison Partnership Liquidity Investors 46, LLC
65 ISA Partnership Liquidity Investors, LLC
10 Cobble Hill Investments, LP

8.      Madison/AG Partnership Value Partners II, LP
	7,921   Total

9. Check if the Aggregate in Row (7) Excludes Certain Shares (See
Instructions)
   [   ]

10. Percent of Class Represented by Amount in Row (7)
	5.0

11. Type of Reporting Person (See Instructions)
OO

Item 1. Security and Subject Company.

(a) This Schedule relates to limited partnership interests (the "Units") of Cable TV Fund 14-A, Ltd. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 9697 E. Mineral Avenue, P.O. Box 3309, Englewood, Colorado 80155.

(b) This Schedule relates to the offer by Madison Liquidity Investors 104, LLC (the "Purchaser"), to purchase up to 15,840 Units for cash at a price equal to $230.00 per Unit less the amount of any cash distributions made on or after October 30, 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1998 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 160,000 Units outstanding as of October 15, 1998, according to its definitive proxy statement.

(c) The information set forth under the captions "Introduction-Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.


Item 2. Identity and Background.

	(a)-(d) The information set forth in "Introduction", "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

	(e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or dministrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

	(a)-(b) See the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since September 1, 1998, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4. Source and Amount of Funds or Other Consideration.

	(a)  The information set forth under the caption
"Source of Funds" of the Offer to Purchase is incorporated herein by reference.

	(b)-(c)  Not applicable.

Item 5. Purpose  of the Tender Offer and Plans or Proposals of the Bidder.

	(a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

(f) Not applicable

Item 6.Interest in Securities of the Subject Company.

(a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

	The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or To Be Compensated.

		None.

CUSIP NO.               None14D-1               Page  3  of  3  Pages

Item 9. Financial Statements of Certain Bidders.

	Not applicable.

Item 10.        Additional Information.

(a) None.
(b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.
 (d)    None.
 (e)    None.
 (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.        Material to be Filed as Exhibits.
(a)(1)  Offer to Purchase dated October 30, 1998
(a)(2)  Agreement of Assignment and Transfer
(a)(3)  Form of Letter to Unitholders dated October 30, 1998
(a)(4)  Form of Advertisement (if applicable)
(b)-(f) Not applicable.

SIGNATURES
	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1998

Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing Director

By:     /s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Director


	EXHIBIT INDEX
Exhibit         Description
(a)(1)          Offer to Purchase dated October 30, 1998
(a)(2)          Agreement of Assignment and Transfer
(a)(3)          Form of Letter to Unitholders dated October 30, 1998
(a)(4)          Form of Advertisement (if applicable)



Exhibit (a)(1)


			 OFFER TO PURCHASE FOR CASH
		       LIMITED  PARTNERSHIP INTERESTS

				     OF

			  CABLE TV FUND 15-A, LTD.
		       a Colorado Limited Partnership

				     AT

			      $250.00 PER UNIT

				     by


		    MADISON LIQUIDITY INVESTORS 104, LLC
			      (the "Purchaser")

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON DECEMBER 4, 1998, UNLESS THE OFFER IS EXTENDED.

Madison Liquidity Investors 104, LLC (the "Purchaser") hereby seeks to acquire limited partnership interests (the "Units") in Cable TV Fund 15-A, Ltd., a Colorado limited partnership (the "Partnership"). The Purchaser hereby offers to purchase up to 21,104 Units at $250.00 per Unit (the "Purchase Price"), in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 5, 1998 (the "Offer Date"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire at 5:00 p.m., Eastern Standard Time on December 4, 1998 or such other date to which this Offer may be extended(the "Expiration Date"). The Units sought pursuant to the Offer represent 9.9% of the Units outstanding as of October 15, 1998. Neither Jones Intercable, Inc., the General Partner of Cable TV Fund 15-A, Ltd. ("Jones" or the "General Partner") nor Cable TV Fund 15-A, Ltd. or their respective affiliates or subsidiaries are parties to this Offer.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in Section 14 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange
Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

November 5, 1998


IMPORTANT

Any Unitholder desiring to tender any Units should complete and sign the Agreement of Assignment and Transfer (a copy of which is printed on yellow paper and enclosed with this Offer to Purchase) in accordance with the instructions to the Agreement of Assignment and Transfer (see Instructions to complete the Agreement of Assignment and Transfer) and mail or deliver an executed Agreement of Assignment and Transfer and any other required documents to Madison Liquidity Investors 104, LLC in care of its Transfer Agent, Gemisys Tender Services (the "Transfer Agent" or "Gemisys"), at the address set forth below.

MADISON LIQUIDITY INVESTORS 104, LLC
c/o Gemisys Tender Services
7103 South Revere Parkway
Englewood, Colorado 80112

Telephone:     (303) 705-6390
Facsimile:     (303) 705-6276 (No Agreements of Assignment and Transfer will be accepted by fax)

Questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Assignment and Transfer may be directed to Madison Liquidity Investors 104, LLC in care of Gemisys at (303) 705-6390.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY
REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF ASSIGNMENT AND TRANSFER. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

	The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (the "SEC" or "Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates. The Purchaser has or will be filing with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.



			       TABLE OF CONTENTS

									Page

INTRODUCTION                                                    1

TENDER OFFER

Section 1. Terms of the Offer                                   3
Section 2. Procedures for Tendering Units                       3
Section 3. Acceptance for Payment and
 Payment for Units                              3
Section 4. Proration                                            4
Section 5. Withdrawal Rights                                    4
Section 6. Extension of Tender Period;
 Termination; Amendment                         4
Section 7. Certain Federal Income Tax Consequences      5
Section 8. Effects of the Offer                         5
Section 9. Future Plans                                         5
Section 10.The Business of the Partnership              6
Section 11.Conflicts of Interest                                6
Section 12.Certain Information Concerning
 the Purchaser                                  6
Section 13.Source of Funds                                      7
Section 14.Conditions of the Offer                              7
Section 15.Certain Legal Matters                                7
Section 16.Fees and Expenses                                    8
Section 17.Miscellaneous                                        8

Schedule I.The Purchasers and Their
 Respective Principals                          9

To the Unitholders of Cable TV Fund 15-A, Ltd.:

INTRODUCTION

The Purchaser hereby offers to purchase up to 21,104 of the outstanding units of limited partnership interest ("Units"), representing approximately 9.9% of the Units outstanding, in Cable TV Fund 15-A, Ltd. (the "Partnership") at a purchase price of $250.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distribution made on or after November 5, 1998 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer. The Offer will expire at 5:00 p.m., Eastern Standard Time, on December 4, 1998, or such other date to which this Offer may be extended (the "Expiration Date"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.

For further information concerning the Purchaser, see Section 12 below and Schedule "I".

Unitholders are urged to consider the following factors:

- Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership. In this regard, Unitholders should note that the Partnership has announced the sale of its last remaining cable systems and has estimated that as a result of this proposed sale it may distribute $366.00 for each $500.00 Unit or $732.00 for each $1,000.00 Unit, although it cannot provide any assurance that the actual distribution may not vary from its estimate. Additionally, there can be no assurance that the announced sale of the remaining systems will be approved by Unitholders or that the proposed transactions will close in accordance with the proposed terms or in the expected time frame.

- The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and more liquid investments.

- In its October 16, 1998 Definitive Proxy Statement, the Partnership states that "its ability to complete the transaction discussed...and the Partnership's ability to make a distribution to its partners...are (sic) dependent upon the approval of the transaction by the holders of a majority of the Partnership's limited partnership interests." Consequently, if a majority of Unitholders do not vote in favor of the transaction, the Partnership will need to either extend the proxy solicitation or renegotiate the terms of the sales contract to ones more favorable to Unitholders. In either case, these outcomes potentially delay distributions to Unitholders.

- In its October 16, 1998 Definitive Proxy Statement, the Partnership states that the sales contract is dependent upon many conditions, including (i) the sales of certain systems by the buyer and (ii) a minimum number of subscribers to the Barrington and South Suburban Systems existing when the sales close. While the buyer is able to waive the first condition, doing so would delay the sale by a minimum of nine months and potentially as long as 12 months from the date of the Asset Purchase Agreement dated as of August 7, 1998. Consequently, and due to market conditions related to the Barrington and South Suburban Systems, a delay may impact the second condition. As a result of these conditions and regardless of whether or not they are eventually met and the sale consummated, distributions to Unitholders may be delayed.

- The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $250.00 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.

- For Unitholders who sell their Units in accordance with this Offer, 1998 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1998. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned. As mentioned above, the General Partner has disclosed that the sale of the remaining cable systems is not anticipated to close until 1999, and in conjunction with these proposed closings it is expected that the indemnity escrow accounts that will be maintained pursuant to the proposed system sales will not be liquidated until, at the earliest, the Fourth Quarter of 1999, which will result in the Unitholders having to file a K-1 Tax Form in 2000.

- The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.


Establishment of the Offer Price

	The Purchaser has set the Offer Price at $250.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 5, 1998. In determining the Offer Price, the Purchaser based its valuation of the Units on its own investigation of Partnership assets, liabilities and business plan, and in part on the General Partner's estimate of the cash distribution from the sale of cable systems and the final liquidating distribution which may occur in the Fourth Quarter of 1999, at the earliest, subject to certain contingencies.

	The net asset value of the Units as reported by the General Partner in its October 16, 1998 Definitive Proxy Statement is $366.00 per each $500.00 Unit. The net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The General Partner estimates net asset value based on a hypothetical sale of all of the Partnership's assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of such sales, net of related indebtedness, together with the Partnership's cash, proceeds from temporary investments, if any, and all other assets that are believed to be liquidated, after provision in full for all of the Partnership's other known liabilities. The net asset value estimates prepared by the General Partner do not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership. It is the Purchaser's belief that the net asset value estimate prepared by the General Partner does not accurately reflect the fair market value of a Unit or the amount a Limited Partner could expect to receive upon liquidation if the Partnership liquidated today.

	Although not necessarily an indication of value, the $250.00 purchase price per Unit is 7.8% higher than the $231.89 weighted average selling price for the Units(as adjusted for typical commissions), as reported by The Partnership Spectrum, an independent, third-party source. As further reported by The Partnership Spectrum during the two month period ended July, 1998, there were 6 trades conducted representing an aggregate of 226 Units sold or transferred. Because the gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices; the Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

	In a Definitive Proxy Statement on Form 14A filed as of October 16, 1998 the Partnership reported (in part) as follows:

		A special vote of the limited partners of Cable TV Fund 15-A, Ltd. (the "Partnership") is being conducted through the mails (sic) on behalf of the Partnership by Jones Intercable, Inc., the general partner of the Partnership (the "General Partner"), for the purpose of obtaining limited partner approval of the sale, to TCI Communications, Inc. or one of its affiliates, of the cable television systems serving the communities of Barrington, Lake Barrington, Deer Park, Long Grove, Elgin, South Elgin, Hawthorn Woods, Kildeer, Lake Zurich, Indian Creek, Vernon Hills and certain unincorporated areas of Cook, Kane and Lake Counties, all in the State of Illinois (the "Barrington System") and the cable television system serving the communities of Flossmoor, La Grange, La Grange Park, Riverside, Indianhead Park, Hazel Crest, Thornton, Lansing, Matteson, Richton Park, University Park, Crete, Olympia Fields, Western Springs and certain unincorporated areas of Will and Cook Counties, all in the State of Illinois (the "South Suburban System") (collectively, the "Systems") owned by the Partnership for approximately $170,353,750 in cash, subject to customary working capital closing adjustments that may have the effect of increasing or decreasing the sales prices by a non-material amount. . . .

		If the limited partners approve the proposed sale of the System and if the transaction is closed, the Partnership will repay all of its indebtedness, which totaled $83,929,128 at June 30, 1998, pay a brokerage fee totaling approximately $4,258,844 (representing 2.5 percent of the adjusted sales price) to The Jones Group, Ltd., a subsidiary of the General Partner, for acting as a broker in this transaction, settle working capital adjustments and deposit $5,298,000 into an indemnity escrow account, and then the Partnership will distribute the approximate
$77,938,986 of net sale proceeds to the limited partners of record as of the closing date of the sale of the Systems. This distribution will give the limited partners a return of $366 for each $500 limited partnership interest, or $732 for each $1,000 invested in the Partnership. Distribution checks will be issued to limited partners' account registration or payment instruction or record. Because limited partners will not receive distributions in an amount equal to 100 percent of the capital initially contributed to the Partnership by the limited partners plus an amount equal to six percent per annum, cumulative and noncompounded, on an amount equal to their initial capital contributions, the General Partner will not receive a general partner distribution from the sale of the Systems.

	       There have been no prior distributions to the limited partners and it is anticipated that there will be no further distributions to the limited partners other than from any amounts remaining after November 15, 1999 in the indemnity escrow account. Once the Partnership has completed the distribution of the net proceeds from the sale of the Systems, the limited partners of the Partnership will have received a total of only $366 for each $500 limited partnership interest or $732 for each $1,000 invested in the Partnership (excluding escrowed proceeds). After the closing of the sale of the Systems and the distribution of the net sale proceeds therefrom, including the amounts, if any, remaining after November 15, 1999 in the indemnity escrow account, the Partnership will be liquidated and dissolved, most likely in the fourth quarter of 1999.

	The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.
Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

General Background Information

	Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission. The Purchaser expressly disclaims any responsibility for the information included in these filed reports and extracted in this discussion.

	According to publicly available information as of October 15, 1998, there were 213,174 Units issued and outstanding, held by approximately 10,798 Unitholders. Certain affiliates of the Purchaser currently beneficially own an aggregate of 10,455 Units or approximately 4.9% of the outstanding Units (See Section 12 of the Tender Offer-"Certain Information Concerning the Purchaser" below).

	Tendering Unitholders will not be obligated to pay brokerage fees or commissions on the sale of the Units to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer with the exception of the $50.00 transfer fee that will be paid by the
Unitholder via a reduction in the proceeds from the sale of the Units. The Purchaser desires to purchase all of the Units tendered by each Unitholder, up to 9.9% of the total outstanding Units and subject to Proration, when applicable, except where otherwise prohibited. (See Section 4 to the Tender Offer-"Proration" below).

	If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

	Unitholders are urged to read this Offer to Purchase and the accompanying Agreement of Assignment and Transfer carefully before deciding whether to tender their Units.


			TENDER OFFER

Section 1.  Terms of the Offer.

	Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 5 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 p.m., Eastern Standard Time, on
December 4, 1998, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

	The Offer is conditioned on satisfaction of certain conditions.  (See
Section 14, which sets forth in full the conditions of the Offer.) The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to
(i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with the applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

Section 2. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Assignment and Transfer (a copy of which is enclosed and printed on yellow paper) with any other documents required by the Agreement of Assignment and Transfer, or instructions thereto, must be received by the Purchaser in care of its Transfer Agent at its address, Madison Liquidity Investors 104, LLC c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado
80112 on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

	In order for a tendering Unitholder to participate in the Offer, the Unitholder must complete, in its entirety, the following documents that accompany this Offer to Purchase:

(1) The Agreement of Assignment and Transfer; and
(2) Any other applicable documents included herewith or in the Instructions to Complete the Agreement of Assignment and Transfer.

	In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on December 4, 1998, or such date to which the Offer may be extended.

	The method of delivery of the Agreement of Assignment and Transfer and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Transfer Agent.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Transfer Agent with such Unitholder's correct taxpayer identification number ("TIN") or Social Security Number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Agreement of Assignment and Transfer the Unitholder's taxpayer identification number or social security number in the space provided on the signature page to the Agreement of Assignment and Transfer. The Agreement of Assignment and Transfer also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Agreement of Assignment and Transfer and the accompanying Tax Certification page).

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Agreement of Assignment and Transfer certifying such Unitholder's TIN or Social Security Number and address and that the Unitholder is not a foreign person. (See the Instructions to the Agreement of Assignment and Transfer and Section 7- "Certain Federal Income Tax Consequences").

Other Requirements.    By executing an Agreement of Assignment and Transfer
as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchaser as such Unitholder's proxy, in the manner set forth in the Agreement of Assignment and Transfer, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment and has received confirmation from the General Partner that the Units have been transferred. Upon such acceptance for payment and confirmation from the General Partner of the transfer, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing an Agreement of Assignment and Transfer, and not otherwise timely withdrawing pursuant to the provisions of Section 5 herein, a Unitholder also assigns to the Purchaser all of the Unitholder's rights to receive distributions from the Partnership with respect to the Units which are accepted for payment and purchased pursuant to the Offer, including those cash distributions made on or after the Offer Date-November 5, 1998.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser's counsel, be unlawful. The
Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Assignment and Transfer and the Instructions thereto) will be final and binding. Neither the Purchaser, the Transfer Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder will actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made,
(iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or
(v) uses any other method permitted in the Offer (such as a facsimile delivery of the Agreement of Assignment and Transfer).

Section 3. Acceptance for Payment and Payment for Units.

	Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 5, as promptly as practicable following the Expiration Date. The tendering Unitholders will be paid promptly following (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer and (ii) receipt by the Purchaser of the Partnership's confirmation that the transfer of Units have been effectuated, subject to Section 4 ("Proration") of this Offer to Purchase. The Transfer Agent will issue payment only to the Unitholder of record and payment will be forwarded only to the address listed on the Agreement of Assignment and Transfer.

	For purposes of the Offer, the Purchaser shall be deemed to have been accepted for payment (and thereby purchased) tendered Units when the Purchaser is in receipt of the Partnership's confirmation that the transfer of Units has been effectuated. Upon the terms and subject to the conditions of the Offer, payment for the Units purchased pursuant to the Offer will in all cases be made by the Transfer Agent. Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment. If any tendered Units are not purchased for any reason, the Agreement of Assignment and Transfer with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for the Units tendered pursuant to the Offer, then without prejudice to the Purchaser's rights under Section 14 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Transfer Agent may, nevertheless, on behalf of the Purchaser, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 5.

	If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

	Unless otherwise prohibited, the Purchaser reserves the right to transfer or assign, in whole or from time to time in part, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

Section 4. Proration.

	If not more than 21,104 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

	If more than 21,104 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment and pay for an aggregate of 21,104 Units so tendered, pro rata according to the number of Units validly tendered by each Limited Partner and not properly withdrawn on or prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units and purchases that may otherwise violate the Partnership's Limited Partnership Agreement, where applicable.

	In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will forward payment together with a notice explaining the final results of the proration as soon as practicable. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

Section 5.  Withdrawal Rights.

	Except as otherwise provided in this Section 5, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

	For withdrawal to be effective, a written notice of withdrawal must be timely received by the Transfer Agent (i.e. a valid notice of withdrawal must be received after November 5, 1998 but on or before December 4, 1998 or such other date to which this Offer may be extended) at the address set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Assignment and Transfer in the same manner as the Agreement of Assignment and Transfer was signed, and if the original Agreement of Assignment and Transfer was executed with a Medallion Signature Guarantee, the notice of withdrawal must also contain a Medallion Signature Guarantee.

	If purchase of, or payment for, Units is delayed for any reason, or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Transfer Agent on behalf of the Purchaser and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5, subject to Rule 14e-1(c) under the Exchange Act, which provides, in part, that no person who makes a tender offer shall fail to pay the consideration offered or return the securities (i.e.
Units) deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

	All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, the Transfer Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

	Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 2 at any time prior to the Expiration Date.

Section 6.  Extension of Tender Period; Termination; Amendment.

	The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving written notice, of such termination to the Transfer Agent, and
(iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving written notice of such amendment to the Transfer Agent. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer or any other material changes in the terms of the Offer.

	If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Transfer Agent may retain tendered Units on behalf of the Purchaser, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 5. However, the ability of the Purchaser to delay payment for Units that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

	If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

Section 7.  Certain Federal Income Tax Consequences.

	THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or "S Corporations") may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "I.R.C." or "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN
TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

	The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the
Unitholder's share of the Partnership's liabilities, if any (as determined under I.R.C. 752 and the regulations thereunder). If the Unitholder is a corporation and reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from such other investments. If the Unitholder is an individual and reports a loss on the sale, such loss generally could not be deducted by such Unitholder except against such Unitholder's capital gains from such other investments and up to $3,000 in the aggregate against ordinary income. Assuming the activities engaged in by the Partnership constitute passive activities as defined in I.R.C. 469, such loss would be treated as a passive activity loss. (See "Suspended 'Passive Activity Losses'" below.)

	The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.

	If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in I.R.C. 751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of I.R.C. 751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

	A tax-exempt Unitholder (other than an organization described in I.R.C. 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20)
(qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership, in accordance with the terms and conditions of the Partnership Agreement, with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchaser his, her or its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. If so, the Partnership will be treated as having made a liquidating distribution of an undivided interest in all of its assets to the Unitholders, in proportion to their respective interests in the Partnership's properties, the partners of the Partnership after consummation of the Offer (i.e., the non-tendering Unitholders and the Purchaser) would be treated as having recontributed their interests in Partnership assets to a new Partnership, and the capital accounts of all partners would be restated. A Unitholder would recognize gain on the liquidating distribution only to the extent that the amount of cash deemed distributed to the Unitholder exceeded the Unitholder's basis in the Units. Depending on the Unitholders' basis in their Units and the Partnership's tax basis in its property, a tax termination could affect, perhaps adversely, the amount of depreciation deductions reported by the Partnership for the period following the date of such termination. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income or deductions. In addition, a tax termination could have the adverse effect on non-tendering Unitholders who subsequently dispose of their Units at a gain of requiring them to treat a greater portion of such gain as ordinary income (due to the application of I.R.C. 735) than would otherwise be required absent a tax termination of the Partnership.

Suspended "Passive Activity Losses". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. If it is determined that the Partnership is engaged in activities that are defined by I.R.C. 469 as "passive activities", the ability of a Unitholder, as a limited partner of the Partnership, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership is limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any
"suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against any other net income or gain from all other passive activities and then against any non-passive income.

Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under I.R.C. 1445, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Tax Certification certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue
Service by filing a U.S. income tax return.

Section 8.  Effects of the Offer.

Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find Purchasers for their Units on any secondary market.

Voting Power of Purchaser. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert certain influence on matters subject to the vote of Unitholders, unless otherwise prohibited.

	The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders.

Section 9.  Future Plans.

	Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

	The Purchaser is acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchaser has no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a limited partner, unless otherwise prohibited, to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.

Section 10.  The Business of the Partnership.

	Information included herein concerning the Partnership is derived exclusively from the Partnership's publicly-filed reports. Cable TV Fund 15-A, Ltd.. (the "Partnership") is a Colorado limited partnership that was formed in February 1989 to acquire, develop, own and operate cable television systems in the United States. Jones Intercable, Inc., a Colorado corporation, is the general partner (the "General Partner" or "Jones") of the Partnership. Jones is a Colorado corporation engaged in the business of owning and operating cable television systems.
Its principal offices are located at 9697 East Mineral Avenue, Englewood, CO 80112. Its telephone number at that address is (303) 792-3111.

	The Partnership was formed to acquire and operate cable television systems. The Partnership owns the cable television systems serving the communities of Barrington, Lake Barrington, Deer Park, Long Grove, Elgin, South Elgin, Hawthorn Woods, Kildeer, Lake Zurich, Indian Creek, Vernon Hills and certain unincorporated areas of Cook, Kane and Lake Counties, all in the State of Illinois (the "Barrington System") and the cable television system serving the communities of Flossmoor, La Grange, La Grange Park, Riverside, Indianhead Park, Hazel Crest,
Thornton, Lansing, Matteson, Richton Park, University Park, Crete, Olympia Fields, Western Springs and certain unincorporated areas of Will and Cook Counties, all in the State of Illinois (the "South Suburban System") (collectively, the "Systems"). The
Partnership has announced the proposed sale of its remaining cable systems and its intention to liquidate by the end of 1999. Except as otherwise described in the Introduction to the Tender
Offer-"Establishment of the Offer Price", it is anticipated that there will be no further distributions to the limited partners other than from any amounts remaining after liquidation of indemnity escrow accounts established in conjunction with the proposed sales of the remaining cable systems.

	Jones Intercable, Inc., a publicly-held Colorado corporation, is the "General Partner" and manages the Partnership. The General Partner is not affiliated with the
Purchaser. Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet website at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchaser expressly disclaims any responsibility for the information included in such reports and extracted in this discussion.

	For additional information, please see the discussion above under Introduction- "Establishment of the Offer Price."

Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Securities and Exchange Commission and the financial statements and related notes contained therein. The
Purchaser expressly disclaims any responsibility for the information contained in these filed reports and extracted in this discussion.

	The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:

			    Years Ended December 31
		     (In Dollars, Except per Unit
Amounts)

			     1997        1996
1995           1994           1993

Revenues                   39,787,908   37,280,733
34,255,349  31,086,361   30,139,742

Depreciation and Amortization        12,540,147
21,329,239     22,133,502     22,409,936
21,921,234

Operating Income (Loss)       (1,030,257)
(9,326,188) (11,617,788) (12,760,453)   (11,405,328)

Net Income (Loss)          (5,167,478)  (16,193,666)
(18,258,258)   (17,968,299)   (16,147,302)

Net Income (Loss) per Limited              (24.00)
(75.20)      (84.79)             (83.45)
(74.99)
Partnership Unit

Weighted Average Number of Limited      213,174
213,174         213,174             213,174
213,174
Partnership Units Outstanding

General Partner's Deficit           (1,216,204)
(1,164,529)     (1,002,592)            (820,009)
(640,326)

Limited Partners' Capital (Deficit)     (28,540,620)
(23,424,817)    (7,393,088)    10,682,587
28,471,203

Total Assets                55,853,938   61,956,101
77,127,809  92,800,087       108,708,332

Debt                      83,284,060  83,824,072
78,818,284     70,287,693          70,694,251

General Partner Advances           429,811
430,624      4,782,507    10,952,538      8,630,540

Section 11.  Conflicts of Interest.

	It is the Purchaser's belief that other than the 10,455 Units currently held by an affiliate or affiliates of the Purchaser, as a limited partner(s), there is no conflict of interest between the Purchaser and the Partnership, the General
Partner or the Transfer Agent.

Section 12.  Certain Information Concerning the Purchaser.

	The Purchaser is Madison Liquidity Investors 104, LLC, a limited liability company organized under the laws of the State of Delaware. For information concerning the Purchaser and its principals, please refer to Schedule "I" attached hereto. The principal business of the Purchaser is investment in securities, particularly limited partnership securities. The principal business address of the Purchaser is P.O. Box 7461, Incline Village, Nevada 89452.

	The Purchaser has made binding commitments to contribute and has available sufficient amounts of liquid capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchaser. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser, its principals, owners and members have an aggregate net worth in excess of $5 million, including net liquid assets of more than $1 million.

	As of October 15, 1998, Madison Partnership Liquidity Investors XIII, LLC, an affiliate of the Purchaser, owned a total of 10,455 Units, or approximately 4.9% of the outstanding Units of the Partnership. These Units were acquired during 1997 and 1998 at prices ranging from $180.00 per Unit to $195.00 per Unit.
In consideration of the limited and inefficient nature of the market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units.

	Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the
Purchaser, beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) except as set forth in Section 15 of this Offer to Purchase ("Certain Legal
Matters"), neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule "I", or any affiliate of the Purchaser on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, the persons listed on Schedule "I", and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 13. Source of Funds.

	The Purchaser expects that approximately $5,276,000.00 would be required to purchase up to the 21,104 Unit maximum of the outstanding Units, if tendered, and an additional $180,000.00 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through existing equity sources and/or borrowing facilities. It is expected that the Purchaser will obtain its funding from its Member, Madison/OHI Liquidity Investors, LLC
("OHI"), which in turn has represented that it intends to utilize its existing capital sources. The Offer is not contingent on obtaining financing.

Section 14. Conditions of the Offer.

	Notwithstanding any other terms of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.

	The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exits:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Purchaser or the Partnership;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

	(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;

     (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or
(vi) in the case of any of the foregoing existing at the time of the commencement of the Offer a material acceleration or worsening thereof;

     (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to
Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such
Statement by two percent or more of the outstanding Units; or

     (f) any developments that would substantially impair or encumber those benefits that the Purchaser is attempting to achieve in this tender offer.

The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

Section 15.  Certain Legal Matters.

General. Except as set forth in this Section 15, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

An affiliate of the Purchaser is currently a party to an Agreement with the General Partner dated as of December 10, 1996 (the "Agreement"). While the validity, terms and conditions, and applicability of the Agreement are subject to the interpretation of the courts of appropriate jurisdiction, the Purchaser does not believe that the terms of this Agreement will prevent the Purchaser from accepting any of the Units validly tendered in accordance with the terms and conditions of this Offer.

The Agreement was originally entered into in connection with a request for the production of a list of Partnership Unitholders to facilitate the making of a limited tender offer not subject to the regulations under Section 14(d) or the Exchange Act. Among other things, the Agreement requires the Purchaser's affiliate, and other affiliates, to vote all of its interests in the Partnership in the same manner as the majority of all other limited partners who vote on any proposal or issue submitted to a vote of the limited partners, for a period of two years. The Agreement also limits, for a period of two years, the
Purchaser's affiliate, and other affiliates, under certain circumstances, from requesting the transfer of interests in the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of interests in the Partnership to exceed a certain 5% safe harbor limit promulgated by the Internal Revenue Service. The Purchaser believes that the Agreement is not applicable to this Offer to Purchase; that even if the Agreement were applicable to this Offer to Purchase, the safe harbor limit would not apply to this Offer to Purchase; and that even if such limit were applicable, it is unlikely that the application of such limit would cause a significant delay in the Partnership's confirmation that transfers of Units have been effectuated pursuant to this Offer to Purchase.

Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to various degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchaser, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

	Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.

Section 16. Fees and Expenses.

	The Purchaser has retained Gemisys Tender Services, to act as the Purchaser's Transfer Agent. The Purchaser will pay Gemisys reasonable and customary compensation for its services in connection with the Offer and will indemnify Gemisys against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Except as otherwise set forth herein, the Purchaser will also pay all costs and expenses of printing, publication and mailing of the Offer.

Section 17. Miscellaneous.

	THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN
WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF
WOULD BE ILLEGAL.

	No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.

November 5, 1998

MADISON LIQUIDITY INVESTORS 104, LLC


				  SCHEDULE I

		  THE PURCHASER AND ITS RESPECTIVE PRINCIPALS

	The Purchaser is Madison Liquidity Investors 104, LLC. The Member of the Purchaser is Madison/OHI Liquidity Investors, LLC, an affiliate of The Madison Avenue Capital Group LLC collectively "Madison"). The names of the officers of the Purchaser and Madison/OHI Liquidity Investors, LLC and their principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States.

The Madison Avenue Capital Group, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman. Madison is an investment management boutique with a value investing philosophy. Madison invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. Madison and its affiliates have over $270 million in committed capital. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have sold their units to Madison and its affiliates. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

Bryan E. Gordon is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Gordon had 13 years of experience in the investment banking and management consulting fields, with an emphasis on real estate and corporate finance. Mr. Gordon has extensive experience with equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon's experience includes: seven years in the Real Estate and Partnership
Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co. Inc.; one year in the Real Estate and Partnership Finance Group at EF Hutton & Company; and three years in management consulting with Tillinghast/Towers, Perrin, Foster & Crosby. Mr. Gordon earned an MBA from Columbia
University's Graduate School of Business and a BSE from the Wharton School of the University of Pennsylvania.

Ronald M. Dickerman is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Dickerman had 14 years of experience in the analysis, acquisition, financing, management, and disposition of income-producing real estate. In 1991, Mr. Dickerman founded First Equity Realty Corp, a real estate investment firm specializing in the acquisition of multi-family properties from financial institutions, utilizing a value-added approach. From 1987-1991, Mr. Dickerman was an investment banker in the Partnership Finance Group of Smith Barney, Harris, Upham & Co., Inc. His responsibilities included the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. In this capacity, Mr. Dickerman was responsible for transactions that raised approximately $525 million for assets with a value of $2 billion. Mr. Dickerman earned an MBA from Columbia University's Graduate School of Business and a BA from Tufts University.



Exhibit a(2)

AGREEMENT of ASSIGNMENT and TRANSFER
		      For Limited Partnership
Interests in
			    Cable TV Fund 14-A, Ltd.


[Name of Owner of Units]
TAID#  [Number]
[Address]
Cable TV Fund 14-A, Ltd.
[Address]
UNITS OWNED: [Number]
[Town], [State] [Zip Code]


Please make any corrections to name/mailing address
in space to the left.
I hereby tender to Madison Liquidity Investors 104,
LLC, a Delaware limited liability company
("Madison"), the above-described limited partnership
interests (the
"Units") in Cable TV Fund 14-A, Ltd., a Colorado
limited partnership (the "Partnership"), for $230.00
per Unit in cash (reduced by the amount of (i) any
transfer
fee payable to the Partnership in respect of the
Units tendered hereby and (ii) any cash distributions
made to me by the Partnership on or after October 30,
1998)
in accordance with the terms and subject to the conditions of Madison's Offer to Purchase as Exhibit
(a)(1) to Schedule 14D-1 dated October 30, 1998 (the
"Offer
to Purchase") and this Agreement of Assignment and Transfer (which, together with the Offer to Purchase and any supplements or amendments, constitutes the "Offer"). I acknowledge that I have received the Offer to Purchase. The Offer will remain open until December 1, 1998, subject to extension at the discretion of
Madison. It is understood that payment for the Units tendered hereby will be made by check mailed to me at the address above promptly after the date of the Partnership's confirmation that the transfer of the Units to Madison is effective, subject to Section 4
(Proration) and Section 5 (Withdrawal Rights) of the
Offer
to Purchase.  The Offer is subject to Section 14
(Conditions of the Offer) of the Offer to Purchase.

Subject to, and effective upon, acceptance of this Agreement of Assignment and Transfer and payment for the Units tendered hereby in accordance with the terms and subject to the conditions of the Offer, I hereby sell, assign, transfer, convey and deliver (the "Transfer") to Madison, all of my right, title and interest in and to the Units tendered hereby and accepted for payment pursuant to the Offer and any and all non-cash distributions, other Units or other securities issued or issuable in respect thereof on or after October
30, 1998, including, without limitation, to the extent that they exist, all rights in, and claims to, any Partnership profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever distributable or allocable to the Units under the Partnership's limited partnership agreement (the "Partnership
Agreement"), (i)
unconditionally to the extent that the rights appurtenant to the Units may be transferred and conveyed without the consent of the general partner of the Partnership (the
"General Partner"), and (ii) in the event that Madison elects to become a substituted limited partner of the Partnership, subject to the consent of the General Partner to the extent such consent may be required in order for Madison to become a substituted limited partner of the Partnership.

It is my intention that Madison, if it so elects, succeed to my interest as a Substitute Limited
Partner, as defined in the Partnership Agreement, in my place with respect to the transferred Units. It is my understanding, and I hereby acknowledge and agree, that Madison shall be entitled to receive all distributions of cash or other property from the Partnership attributable to the transferred Units that are made on or after October 30, 1998, including, without limitation, all distributions of Distributable Cash Flow and Net Cash Proceeds, without regard to whether the cash or other property that is included in any such distribution was received by the Partnership before or after the Transfer and without regard to whether the applicable sale, financing, refinancing or other disposition took place before or after the Transfer. It is my further understanding, and I further acknowledge and agree, that the taxable income and taxable loss attributable to the transferred Units with respect to the taxable period in which the Transfer occurs shall be divided among and allocated between me and Madison as provided in the Partnership
Agreement,
or in accordance with such other lawful allocation methodology as may be agreed upon by the Partnership and Madison. I represent and warrant that I have the full right, power and authority to transfer the subject Units and to execute this Agreement of Assignment and Transfer and all other documents executed in connection herewith without the joinder of any other person or party, and if I am executing this Agreement of Assignment and Transfer or any other document in connection herewith on behalf of a business or other entity other than an individual person, I have the right, power and authority to execute such documents on behalf of such entity without the joinder of any other person or party.

Subject to Section 5 (Withdrawal Rights) of the Offer to Purchase, I hereby irrevocably constitute and appoint Madison as my true and lawful agent and attorney-in-fact with respect to the Units, with full power of substitution
(such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) vote or act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units;
(ii) deliver the Units and transfer ownership of the Units on the Partnership's books maintained by the General Partner; (iii) endorse, on my behalf, any and all payments received by Madison from the Partnership that are made on or after October 30,
1998, which are made payable to me, in favor of Madison or any other payee Madison otherwise designates; (iv) execute a Loss and Indemnity
Agreement relating to the
Units on my behalf if I fail to include my original certificate(s) (if any) representing the Units with this Agreement; (v) execute on my behalf any applications for transfer and any distribution allocation agreements required by National Association of Securities Dealers Notice to Members 96-14 to give effect to the transactions contemplated by this Agreement; (vi) receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of the Units; and (vii) direct the General Partner to immediately change the address of record of the registered owner of the transferred Units to that of Madison, as my attorney-in-fact. Madison is further authorized, as part of its powers as my attorney-in-fact with respect to the Units, to commence any litigation that Madison, in its sole discretion, deems necessary to enforce any exercise of
Madison's powers as my attorney-in-fact as set forth herein. Madison shall not be required to post bond of any nature in connection with this power of attorney. I hereby direct the Partnership and the General Partner to remit to Madison any distributions made by the Partnership with respect to the Units on or after October 30, 1998. To the extent that any distributions are made by the Partnership with respect to the Units on or after October 30, 1998, that are received by me, I agree to promptly pay over such distributions to Madison. I further agree to pay any costs incurred by Madison in connection with the enforcement of any of my obligations hereunder or my breach of any of the agreements, representations and warranties made by me herein.

I hereby direct the General Partner to immediately change my address of record as the registered owner of the Units to be transferred herein to that of Madison, conditional solely upon Madison's execution of this Agreement.

If legal title to the Units is held through an IRA or KEOGH or similar account, I understand that this Agreement must be signed by the custodian of such IRA or KEOGH account. Furthermore, I hereby authorize and direct the custodian of such IRA or KEOGH to confirm this Agreement.

I hereby represent and warrant to Madison that I (i) have received and reviewed the Offer to Purchase and
(ii) own the Units and have full power and authority to validly sell, assign, transfer, convey and deliver to Madison the Units, and that effective when the Units are accepted for payment by Madison, I hereby convey to Madison, and Madison will hereby acquire good, marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the Units will not be subject to any adverse claim. I further represent and warrant that I am a "United States person," as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.

I hereby release and discharge the General Partner and its officers, shareholders, directors, employees and agents from all actions, causes of action, claims or demands I have, or may have, against the General
Partner that result from the General Partner's reliance on this Agreement of Assignment and Transfer or any of the terms and conditions contained herein. I hereby indemnify and hold harmless the Partnership from and against all claims, demands, damages, losses, obligations and responsibilities arising, directly or indirectly, out of a breach of any one or more representations and warranties set forth herein.

All authority herein conferred or agreed to be conferred shall survive my death or incapacity and all of my obligations shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. In addition, I hereby agree not to offer, sell or accept any offer to purchase any or all of the Units to or from any third party while the Offer remains open.
Upon request, I will execute and deliver any additional documents deemed by Madison to be necessary or desirable to complete the assignment, transfer and purchase of the Units

I hereby certify, under penalties of perjury, that the statements in Box A, Box C, Box D and, if applicable, Box E below are true and correct.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. I waive any claim that any State or Federal court located in the State of Delaware is an inconvenient forum, and waive any right to trial by jury.


			PLEASE COMPLETE ALL SHADED
AREAS
			 SIGN HERE TO TENDER YOUR
UNITS


				     BOX A
  (See Instructions to Complete Agreement of
Assignment and Transfer - Box A)


				    All
Date:__________________________, 1998
________________________________________________
			 (If you desire to sell less
than all of your Units, strike "All"
			 and indicate the number of
Units to be sold)

___________________________________
_____________________________________
_____________________________________________________
__
Your Social Security or            Your Telephone
Number              Signature of Co-Seller and
Medallion Signature
Taxpayer Identification Number
Guarantee (If applicable)

_____________________________________________________
____________________________
Your Signature and Medallion Signature Guarantee

_____________________________________________________
____________________________
Custodian Signature and Medallion Signature Guarantee
(Required if Units held in IRA/KEOGH)

Please note: A Medallion Signature Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.



				      BOX B
			  MEDALLION SIGNATURE
GUARANTEE
(Required for all Sellers)  (See Instructions to
Complete Agreement of Assignment and Transfer - Box
B)



Name and Address of Bank or Brokerage House:

Authorized Signature of Bank or Brokerage House
Representative:
Title:

Name:
Date:
, 199

Please note: A Medallion Signature Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.



				      BOX C
			       SUBSTITUTE FORM W-9
   (See Instructions to Complete Agreement of
Assignment and Transfer - Box C)


     The person signing this Agreement of Assignment
and Transfer hereby certifies the following to the
Purchaser under penalties of perjury:
	  (i) The TIN set forth in the signature box
in Box A of this Agreement of Assignment and Transfer
is the correct TIN of the Unitholder, or if this box
[   ] is checked, the
Unitholder has applied for a TIN.  If the Unitholder
has applied for a TIN, a TIN has not been issued to
the Unitholder, and either: (a) the Unitholder has
mailed or delivered
an application to receive a TIN to the appropriate
IRS Center or Social Security Administration Office,
or (b) the Unitholder intends to mail or deliver an
application in the
near future (it being understood that if the
Unitholder does not provide a TIN to the Purchaser
within sixty (60) days, 31% of all reportable
payments made to the
Unitholder thereafter will be withheld until a TIN is
provided to the Purchaser); and
	  (ii)  Unless this box [   ] is checked, the
Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

     Note: Place an "X" in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.


				      BOX D
				 FIRPTA AFFIDAVIT
   (See Instructions to Complete Agreement of
Assignment and Transfer - Box D)


     Under Section 1445(e)(5) of the Internal Revenue
Code and Treas. Reg. 1.1445-11T(d), a transferee must
withhold tax equal to 10% of the amount realized with
respect to
certain transfers of an interest in a partnership if
50% or more of the value of its gross assets consists
of U.S. real property interests and 90% or more of
the value of its gross
assets consists of U.S. real property interests plus
cash equivalents, and the holder of the partnership
interest is a foreign person.  To inform the
Purchaser that no withholding
is required with respect to the Unitholder's interest
in the Partnership, the person signing this Agreement
of Assignment and Transfer hereby certifies the
following under penalties
of perjury:
	  (i)  Unless this box [   ] is checked, the
Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax
Regulations); (ii) the
Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box in Box A of this Agreement of Assignment and Transfer; and (iii) the Unitholder's home address (for individuals) or office address (for non-individuals), is correctly printed
(or corrected) on
the top of this Agreement of Assignment and Transfer.
If a corporation, the jurisdiction of incorporation is ________________________.
     The person signing this Agreement of Assignment and Transfer understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.


				      BOX E
			       SUBSTITUTE FORM W-8
   (See Instructions to Complete Agreement of
Assignment and Transfer - Box E)


     By checking this box [   ], the person signing
this Agreement of Assignment and Transfer hereby certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the
Unitholder:

	  (i)  Is a nonresident alien individual or a
foreign corporation, partnership, estate or trust;
	 (ii)  If an individual, has not been and
plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
	(iii)  Neither engages, nor plans to engage,
in a U.S. trade or business that has effectively connected gains from transactions with a broker.


AGREED TO AND ACCEPTED:
Madison Liquidity Investors 104, LLC



By:__________________________________________________
_____
Madison Liquidity Investors 104, LLC, c/o Gemisys
Tender Services, 7103 South Revere Parkway,
Englewood, CO 80112 Tel: 303-705-6390 Fax: 303-705-
6276









INSTRUCTIONS TO COMPLETE AGREEMENT OF ASSIGNMENT AND
TRANSFER

Forming Part of the Terms and Conditions of the Offer


By checking-off below all of the items that pertain to your form of ownership, you are guaranteeing the fastest turnaround time for payment for your Units. Refer to the "Other Common Oversights" section below to make sure you are not forgetting anything that may delay processing.

Upon our receipt of your Agreement of Assignment and Transfer, Madison will evaluate it to determine if it is complete by the General Partner's standards. If your Agreement is incomplete, you will receive a deficiency letter from us that will let you know the additional information that we need to process your sale. Please respond promptly to such request for additional information.
Your failure to provide this additional
information can add weeks to the processing time.

1. BOX A
   -  Individual Owner/Joint Owners of Record
	[   ]     Sign Agreement (both owners must
sign if joint account).
	[   ]     Provide a Medallion Signature
Guarantee.
	[   ]     Enclose your original limited
partnership certificate, if available.
	[   ]     Return Agreement to Madison c/o
Gemisys Tender Services in pre-paid/pre-addressed envelope provided.

   -  IRA Investors
	[   ]     Beneficial owner should sign
Agreement.
	     Madison will work directly with your
Custodian to get the necessary custodial signature/medallion guarantee and we will then forward your check directly to your IRA account.

   -  Trust, Profit Sharing and Pension Plans
	[   ]     Authorized signatory should sign
Agreement.
	[   ]     Enclose first, last and other
applicable pages of Trust or Plan Agreement showing that signor(s) is authorized signatory.

   -  Corporations
	[   ]     Authorized signatory should sign
Agreement.
	[   ]     Include Corporate Resolution
showing that signor(s) is authorized signatory.

   -  Other Common Oversights
	[   ]     Death Certificates:  If the owner
of the Units has died, please enclose a copy of the
Death Certificate and evidence of                your
signature
authority.
	[   ]     Letters Testamentary:  If you have
inherited the Units, include a copy of the original
owner's Death Certificate and              a copy of
the Letters
Testamentary or Will showing that you are the legal owner of the Units.

2. BOX B - MEDALLION SIGNATURE GUARANTEE.
   Required to be signed by your bank or brokerage house only.

3. BOX C - SUBSTITUTE FORM W-9.
   Please check the shaded box in Box C(i) if you do
not have a Taxpayer identification Number or Social
Security Number ("TIN") but have      already applied
for a TIN. Please check the shaded box in Box C(ii) if you are subject to the 31% federal tax backup withholding.

4. BOX D - FIRPTA AFFIDAVIT.
   Please check the shaded box in Box D(i) if you are
not a U.S. citizen or a resident alien for purposes
of U.S. income taxation, or are a    foreign
corporation, foreign partnership, foreign estate or
foreign trust.  If the Unitholder is a corporation,
please indicate the state of      incorporation in
the shaded area in Box D(iii).

5. BOX E - FOREIGN PERSONS.
   Please check the shaded box in Box E if you are an
"exempt foreign person" for purposes of the backup
withholding rules under the U.S.      federal income
tax laws.

Please note: A Medallion Signature Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.





If you have any additional questions, please call:
Madison Liquidity Investors 104, LLC
c/o Gemisys Tender Services
(303) 705-6390


Exhibit (a)(3)

October 30, 1998

To Unitholders in Cable TV Fund 14-A, Ltd.


RE:     Offer to Purchase Limited Partnership Interests

Dear Fellow Investor:

Madison Liquidity Investors 104, LLC ("Madison") is seeking to buy your Limited Partnership Interests (the "Units") in Cable TV Fund 14-A, Ltd. (the "Partnership") for $230.00 per Unit in cash. This amount will be reduced by the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and any cash distributions made by the Partnership on or after October 30, 1998. We are an investment firm which buys units in dozens of underperforming limited partnerships and are not affiliated with the Partnership nor the General Partner(s). We are principals seeking to acquire Units for our investment portfolio only (we are not a matching service or professional broker who resells units). Madison and its affiliates have over $270 million in capital that is committed to paying limited partners for their units. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have chosen to sell their units to us. This has made Madison a leading and reliable choice for limited partnership investors seeking a time and cost efficient liquidity option.

	Please consider the following points in evaluating our offer:

FAST, COMMISSION-FREE SALE.  Our offer provides you with the opportunity to
immediately sell your Units without the commission     costs (generally, up
to 10% of the sales price, subject to a $150-$200 minimum commission per trade) paid by the seller in typical secondary market sales. Remember, with secondary market matching services, the process to sell your Units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months.

HISTORICAL PARTNERSHIP PERFORMANCE. The Partnership was closed 11 years ago. You invested $500.00 per Unit and to date an original investor has received total cash distributions of approximately $375.00 per Unit from the Partnership. When combined with the remaining net asset value (as estimated by the General Partner) this would represent an average annual return on your investment of 4.15%. This return is generally equivalent to that which can be obtained from investing in U.S. Treasury notes.

HIGHER PRICE THAN RECENT SALES. Our offer price of $230.00 per Unit is 43.75% higher than the May and June 1998 tender offers from Lafayette Bay, LLC and Smithtown Bay, LLC, respectively, and 2.22% higher than the August 1998 offer from CMG Partners, LLC.

ILLIQUID UNITS. The relative illiquidity of the Units resulting from absence of a formal trading market means the Units are difficult to sell. In fact, there were only five sales per month, on average, during the months of June and July 1998 (the most recent period for which information is available) according to the July/August issue of The Partnership Spectrum.

NEGATIVE IMPACT OF COMPETITION ON THE NAPERVILLE CABLE
SYSTEM.  In its
       October 16, 1998 definitive proxy statement, the Partnership disclosed it has been marketing the Naperville System for sale since 1996.
       Furthermore, the Partnership stated "during 1996,
Ameritech, the
       regional telephone service provider for Illinois, began construction of cable television systems in certain suburban
Chicago
       communities including Naperville. The growing competition from
       Ameritech has made the market for cable television properties in the Chicago metropolitan area very soft."
       RISK OF DELAYED SALE.  If a majority of the
Unitholders in the
       Partnership
       do not vote in favor of the sale of the Naperville
System or the
       necessary regulatory approval is not granted, the Partnership would not be able to consummate the sale on the terms described in the October 1
       1998 definitive proxy statement. Considering the Partnership's statement
       in the same definitive proxy statement that, "a longer holding period would expose investors to the risk that competition from direct broadcast
       satellite companies, telephone companies, especially
Ameritech, and/or
       neighboring cable basic and premium services, thereby decreasing the value of the Naperville System," investors should consider the benefits offered through a cash sale of Units owned, today, versus the aforementioned risks related to the timing and uncertainty of a delayed sale of the Naperville System.

       SIMPLIFIED TAX FILING.  If you sell your Units now,
1998 will be the
       final year for which you receive a K-1 tax form from the Partnership, assuming the transfer of your Units is completed by year end. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.
       ABILITY TO REDEPLOY SALE PROCEEDS INTO OTHER
INVESTMENTS.  The decision
       to sell your Units for cash now would provide you with the ability to redeploy your investment assets into potentially stronger and liquid investments. This could, depending on your individual investment decisions, provide current income and capital appreciation potential, as well as liquidity if needed.
       ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units now,
       1998 could be the final year in which you incur fees for your IRA or retirement account. Due to the lackluster performance and declining value of limited partnership units generally, many custodians will not allow the transfer of limited partnership units into new retirement accounts. While many investors have consolidated their retirement accounts
       and taken advantage of custodial services offered through discount brokerage
       firms, they may have had to maintain separate retirement accounts for limited partnership units, because of custodian restrictions on the transfer of such units. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.
       UNCERTAIN TIMING OF FINAL PARTNERSHIP LIQUIDATION. A sale of all of the assets of a partnership is no guarantee that full liquidation will occur immediately after such sale or shortly thereafter. As stated in the
       July/August 1998 issue of The Partnership Spectrum,
"Long suffering
       partnership investors rejoicing over the sale of their partnership's assets typically don't realize that it could be months or even years before their partnership is formally dissolved and the final K-1 is mailed out. While warranties and representations made to buyers in connection with asset sales often keep a partnership from
       dissolving for six to twelve months after the last property has been sold, a lawsuit can require a partnership to stay open for years."
       Accordingly, to the extent that the Partnership continues to exist after its final asset sale, you will continue to receive a K-1 in each year in which the Partnership continues to exist and there can be no assurance that the Partnership will make cash distributions in each of such years.
Madison will only purchase a maximum of 9.9% of the outstanding Units pursuant to this offer. If more Units are offered to us, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and
Transfer (see the yellow document enclosed) and (ii) receipt by Madison of the Partnership's confirmation that the transfer of Units has been effectuated, subject to Section 4 (Proration) of the Offer to Purchase.
All sales of Units will be irrevocable by you, subject to
Section 5 (
Withdrawal Rights) of the Offer to Purchase.
A comprehensive discussion of the terms of the offer can be found in the Offer to Purchase, Exhibit (a)(1) to the Schedule 14D-1. If you wish to accept our offer, please complete and Medallion Signature
Guarantee (this must be done by your broker or a bank where you have an account) the enclosed yellow Agreement of Assignment and Transfer and return it in the enclosed envelope, along with your limited partnership certificate (if one was issued to you and is available).
Our offer will expire at 5:00 p.m., Eastern Standard Time, on December 1, 1998, unless the offer is extended. We encourage you to act promptly.
Please call us at (303)705-6390, or send a fax to (303)705-
6276,
if you have any questions. Thank you for your consideration of our offer.
Very truly yours,


Madison Liquidity Investors 104, LLC





The price offered hereby may be more or less than prices recently quoted by secondary market matching market services. We believe that transactions through these secondary market services are costly and time consuming, and that the quoted prices often differ from the price a seller actually receives. Therefore, you may prefer to sell to us even at a lower price than otherwise so quoted. We believe that the value of the Units will ultimately be more than the price offered hereby. However, there are numerous risks and uncertainties that may cause our belief to be wrong. If you wish to have us bear those risks and uncertainties, you should consider selling your Units to us. We reserve the right to apply procedural considerations in determining which Units to accept. We may extend the term of our offer at our discretion. At times when a Madison tender offer for Units of the Partnership is not outstanding, affiliates of
Madison may purchase Units at negotiated prices which may be more or less than the price offered hereby.
COMMONLY ASKED QUESTIONS AND ANSWERS
WHY WOULD I WANT TO SELL MY UNITS TO MADISON?
Have your original objectives for this investment been met? Are your pleased with the way this investment has performed to date? We have found that most investors are disappointed with the performance of their limited partnership investments. Many investors have been in these investments far longer than originally anticipated and their returns have been disappointing.
In addition, the tax reporting requirements for limited partnerships are burdensome and costly, often requiring an accountant to prepare your taxes. Recent requirements by certain states have also increased this burden by requiring limited partners to file state income tax returns, and potentially to pay taxes, in states where a partnership owns properties, regardless of the overall profitability of the partnership.
Many investors feel that selling their limited partnership units will free up funds to pursue more attractive investment options. And unlike limited partnerships, most other investments provide immediate liquidity in the event an investor needs access to his/her funds.
While emotionally difficult to accept, many investors are realizing that not only will original projections never be met on many of these limited partnerships, but, in some cases, original investment capital will never be fully recovered. Thus, a readily available purchase offer for an underperforming investment with an uncertain termination date may be an opportunity worthy of your consideration.
WHY DOES MADISON WANT TO BUY MY UNITS?
Madison purchases units in dozens of underperforming limited partnerships for its own investment portfolio... not for the purposes of reselling the units or matching buyers and sellers, as is the case with secondary market matching services. By agreeing to sell to Madison, you are assuring a sale of your Units, subject to proration rights and other conditions having been met. A secondary market firm cannot assure a sale unless it can locate a buyer who is interested in purchasing your particular Units. Most individual investors are not interested in purchasing limited partnership units for their investment portfolios, so Madison is providing you with a liquidity option that is generally not otherwise readily available.
Unlike other firms that purchase limited partnership units, Madison is typically not interested in acquiring controlling interests in limited partnerships. Furthermore, buying units in a broad portfolio of limited partnerships allows us to diversify our investment portfolio, thus mitigating our risk of purchasing such underperforming investments.
WHAT OTHER OPTIONS ARE AVAILABLE TO ME TO SELL MY UNITS?
Not many! Unlike Madison, secondary market firms will only match buyers and sellers, they do not provide a firm bid, so the only way you can sell your Units through this market is if they can locate an interested buyer.
Furthermore, Madison charges no commissions (secondary market firms generally charge up to 10%, subject to a $150 - $200 minimum commission per trade) and our offer price is often higher than recent secondary market prices!
HOW DO I SUBSCRIBE TO MADISON'S OFFER AND WHEN WILL I BE
PAID?
The purchase process involves several steps. By carefully following the instructions on the enclosed checklist, you are ensuring the fastest possible turnaround time for the sale of your Units.
Properly completed
Agreements of Assignment and Transfer are forwarded by Madison to the general partner on a weekly basis following the initial 20 business day withdrawal period. Most general partners will take approximately four weeks thereafter to confirm the number of Units you own and provide Madison with the effective transfer date. IRA investors should add approximately two weeks because of the additional signatures required from your custodian.
Thereafter, you will be promptly paid by Madison.
HOW DID MADISON GET MY NAME?
In every limited partnership in which Madison conducts a tender offer, one of its affiliates is a limited partner, and as such, we are entitled to receive a list of the names and addresses of all of our fellow limited partners or have the General Partner forward this correspondence to you.
WHAT HAPPENS IF I DON'T SELL MY UNITS?
Nothing. If you choose to retain your investment in the Partnership, you will be a limited partner until all its assets and the Partnership have been liquidated. Remember, however, that even if the Partnership had an original anticipated holding period of five, seven or ten years, there is usually nothing requiring liquidation within this time frame.
In fact, most limited partnerships can legally continue for up to twenty or thirty years, or longer, from inception.
If you have any additional questions, please call:
Madison Liquidity Investors 104, LLC
c/o Gemisys Tender Services
(303) 705-639

INSTRUCTIONS TO COMPLETE AGREEMENT OF ASSIGNMENT
AND TRANSFER
Forming Part of the Terms and Conditions of the Offer
By checking-off below all of the items that pertain to your
form of
ownership, you are guaranteeing the fastest turnaround time
for payment
for your Units.  Refer to the "Other Common Oversights"
section below
to make sure you are not forgetting anything that may delay
processing.
Upon our receipt of your Agreement of Assignment and
Transfer, Madison
will evaluate it to determine if it is complete by the
General Partner's
standards.  If your Agreement is incomplete, you will receive a deficiency
letter from us that will let you know the additional
information that we
need to process your sale.  Please respond promptly to such
request for
additional information.  Your failure to provide this
additional information
can add weeks to the processing time.
1.      BOX A
	-  Individual Owner/Joint Owners of Record
		[   ]   Sign Agreement (both owners must sign if
joint
		account).
		[   ]   Provide a Medallion Signature Guarantee.
		[   ]   Enclose your original limited partnership
certificate,
		if available.
		[   ]   Return Agreement to Madison c/o Gemisys
Tender Services
		in pre-paid/pre-addressed envelope provided.
	-  IRA Investors
		[   ]   Beneficial owner should sign Agreement.
			Madison will work directly with your
Custodian to get
			the
			necessary custodial signature/medallion
guarantee
			we will then forward your check directly to
your IRA
			account.
	-  Trust, Profit Sharing and Pension Plans
		[   ]   Authorized signatory should sign
Agreement.
		[   ]   Enclose first, last and other applicable
pages of Trust
		or Plan Agreement showing that signor(s) is
			authorized signatory.
	-  Corporations
		[   ]   Authorized signatory should sign
Agreement.
		[   ]   Include Corporate Resolution showing that
signor(s)
		is authorized signatory.
	-  Other Common Oversights
		[   ]   Death Certificates:  If the owner of the
Units has
		died, please enclose a copy of the Death
Certificate and
			evidence of your signature authority.
		[   ]   Letters Testamentary:  If you have
inherited the
		Units, include a copy of the original owner's
Death
			Certificate and a copy of the Letters
Testamentary or Will showing that you are the legal owner of the Units.

2.      BOX B - MEDALLION SIGNATURE GUARANTEE.
	Required to be signed by your bank or brokerage house only.

3.      BOX C - SUBSTITUTE FORM W-9.
	Please check the shaded box in Box C(i) if you do not have a Taxpayer
	identification Number or Social Security Number ("TIN") but have already applied for a TIN. Please check
	the shaded box in Box C(ii) if you are subject to the 31% federal
	tax backup withholding.

4.      BOX D - FIRPTA AFFIDAVIT.
	Please check the shaded box in Box D(i) if you are not a U.S.
	citizen or a resident alien for purposes of U.S. income taxation, or are a foreign corporation, foreign partnership, foreign
	estate or foreign trust. If the Unitholder is a corporation, please indicate the state of incorporation in
	the shaded area in Box D(iii).

5.      BOX E - FOREIGN PERSONS.
	Please check the shaded box in Box E if you are an "exempt foreign
	person" for purposes of the backup withholding rules under the U.S. federal income tax laws.
Please note: A Medallion Signature Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.

If you have any additional questions, please call:
Madison Liquidity Investors 104, LLC
c/o Gemisys Tender Services
(303) 705-6390